Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com
Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 3 - 2005

JANUARY 31, 2005
FOR IMMEDIATE RELEASE

AURIZON RECEIVES POSITIVE FEASIBILITY STUDY AND
NEW RESOURCE ESTIMATE FOR CASA BERARDI

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) has received the positive Feasibility Study (1) prepared by Met-Chem Canada Inc. (“Met-Chem”) for the mineral reserves located above the 700 metre level in the West Mine area of its 100%-owned Casa Berardi Project located in north western Quebec, Canada.

Aurizon is also pleased to report:

  a new mineral resource estimate located below 700 metres for Zone 113, prepared by Met-Chem;

  a new mineral reserve estimate on the East Mine crown pillar, prepared by Geostat Systems International Inc. (“Geostat”); and

  results of an internal Scoping Study(2) which provides an updated economic model including both mineral reserves and indicated mineral resources in the West Mine area.

All documents have been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. (“NI 43-101”)

HIGHLIGHTS

 (All dollar figures expressed in Canadian dollars, except where indicated)

	Feasibility Study (Above 700 m)	Scoping Study (Below 700 m)	Integrated Feasibility and Scoping studies
Assumptions: US$ gold price of US$400/oz and an exchange rate of 1.25
West Mine Mineral Reserves (gold ounces)	867,900	-	867,900
113 Indicated Mineral Resources below 700 metres (gold ounces)	-	294,700 (80% of 368,000oz)	294,700 (80% of 368,000oz)
Total project (gold ounces)	867,900	294,700	1,162,600
Pre-production Capital Cost (in millions)	$84.1	-	$84.1
Sustaining Capital Cost (in millions)	$34.0	$34.9	$68.9
Pre-production period	18 months	-	18 months
Total Cost per tonne	$54.31	$54.54	$53.99
Cash cost per ounce (US$)	US$233/oz	US$126/oz	US$206/oz
Payback period	3.5 years	1.5 years	3.8 years
Internal rate of return (before tax(3))	17.1%	45.9%	22.2%
Average annual production rate (life of mine)	150,000 oz	70,000 oz	170,000 oz
Average gold grade (life of mine)	6.2g/t	11.4g/t	7.0g/t
Mine Life	5.5 years	4.0 years	6.5 years

Notes:

(1)

“Feasibility Study” -  comprehensive study in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

(2)

“Scoping Study” – preliminary economic evaluation of indicated mineral resources using a financial analysis based on reasonable  assumptions of technical, engineering, operating and economic factors.  There is no certainty that the results of the scoping study will be realized.

(3)

Aurizon has approximately $70 million of accumulated exploration, development and capital costs, together with loss carry-forwards available, for deduction against taxable income.

AURIZON RECEIVES POSITIVE FEASIBILITY STUDY AND
NEW RESOURCE ESTIMATE FOR CASA BERARDI
News Release – January 31, 2005

The delivery of the Feasibility Study completes the second stage of Aurizon’s Casa Berardi Continuous Development Program.  The goal of this Program is to advance the Casa Berardi Project to commercial production, in as short a period as possible, while reducing the pre-production capital costs and lowering the technical and financial risk of the Project.  The Feasibility Study lays out an initial 5.5 year start-up plan for Casa Berardi, and has been built around a mineral reserve based on drilling above 700 metres depth. The Feasibility Study does not include the high grade component of Zone 113 recently outlined by infill drilling below 700 metres.  The pre-production time required to bring the Project to commercial production is anticipated to be 18 months. Pre-production capital costs are estimated at C$84.1 million (US$67 million), the majority of which will be for underground mine development.  Aurizon has received tenders for most of the significant costs related to the Project, thereby reducing capital cost risks.  In addition, Aurizon has already retained the required key technical staff to develop and operate the mine.

Technical problems encountered prior to the mine’s closure in 1997 have all been addressed in the Feasibility Study.

The Feasibility Study outlines the first 5.5 years of production from initial stope development above 700 metres on 868,000 reserve ounces of gold.  The Scoping Study evaluates the economic impact of including the high grade resources below 700 metres, currently estimated at 368,000 resource ounces of gold, into the mining plan.  For the purposes of the Scoping Study, 80% of the indicated mineral resources have been included, based on the resource to reserve conversion previously experienced.  Additional production can be obtained from the crown pillar of the East Mine, which are estimated to contain 80,000 reserve ounces of gold. In addition, Aurizon will undertake development and definition drill programs aimed at upgrading an estimated 1,000,000 inferred ounces of gold situated in the vicinity of the West Mine infrastructure, in order to increase the Project’s mine life.

“Receipt of the Feasibility Study and resource estimates is another important milestone in advancing Casa Berardi to production.” said David Hall, Chief Executive Officer of Aurizon.  “These results will allow Aurizon to launch and achieve a stable economic base within two years and provide the necessary resources and options in future years to not only explore the Casa Berardi Property, which is currently indicating gold mineralization to a depth of up to 1300 metres, but also to pursue other opportunities, utilizing the skills of its experienced technical team.”
Aurizon Mines Ltd.	Page 2 of 12	Summary

AURIZON RECEIVES POSITIVE FEASIBILITY STUDY AND
NEW RESOURCE ESTIMATE FOR CASA BERARDI
News Release – January 31, 2005

NEW MINERAL RESOURCE ESTIMATE FOR ZONE 113 BELOW LEVEL 700 METRES

Met-Chem was commissioned by Aurizon to prepare a new mineral resource estimate based on the recent drill information below the 700 metre level.

The new mineral resource estimate, received on January 20, 2005, is based on new underground holes drilled by Aurizon, from September to December 2004, on 35 metre-spaced intervals.  The new estimate replaces the previous estimate that was based on surface drill holes.  This mineral resource estimate has not been considered in the Feasibility Study mining plan, but is considered in the Scoping Study.

Met-Chem constructed a 3D block model inside the ore zone envelopes delineated by Aurizon. Indicated mineral resources are estimated at 838,000 tonnes at 13.68 grams of gold per tonne, or 368,000 ounces of gold.  These resources are undiluted and no cut-off grade has been applied. An upper capping limit of 115 grams of gold per tonne has been applied to the high grade values.

INDICATED MINERAL RESOURCES – ZONE 113 BELOW 700 METRE LEVEL
Tonnes	838,000
Grade (grams/tonne)	13.68
Gold Ounces	368,584

NEW MINERAL RESERVE ESTIMATE FOR EAST MINE CROWN PILLAR

Geostat was commissioned by Aurizon to prepare a new mineral reserve estimate based on the drilling information for the upper part of the East Mine included in the crown pillar.

The new reserve estimate received on January 19, 2005 is based on existing holes drilled by Aurizon and the previous operator. The new estimate has not been considered in the Feasibility Study or the Scoping Study.

The selected mining method consists of a conventional open pit operation utilizing trucks and shovel.

Geostat constructed a 3D block model inside the ore zone envelopes delineated by Aurizon.  Probable mineral reserves are estimated at 593,958 tonnes at 4.22 grams of gold per tonne, or 80,000 ounces of gold, using a dilution factor of 15%, and a minimum cut-off grade of 4.0 grams has been applied.  No upper capping limit has been applied to high grade values.

PROBABLE MINERAL RESERVES – EAST MINE CROWN PILLAR
Tonnes	593,958
Grade (grams/tonne)	4.22
Gold Ounces	80,588
Aurizon Mines Ltd.	Page 3 of 12	New Mineral Reserve and Resource Estimates

AURIZON RECEIVES POSITIVE FEASIBILITY STUDY AND
NEW RESOURCE ESTIMATE FOR CASA BERARDI
News Release – January 31, 2005

FEASIBILITY STUDY ABOVE 700 METRE LEVEL OF THE WEST MINE

Met-Chem was commissioned by Aurizon to prepare a Feasibility Study report based on the indicated mineral resources above level 700 metres in the West Mine area of the Casa Berardi Project, in accordance with the Standards of Disclosure for Mineral Projects as defined by NI 43-101

History

The Casa Berardi project is located 95 kilometres north of La Sarre, northwestern Québec.

Previous mining operations were performed from a ramp accessing the upper part of the deposits at the East and West mine sites, from which 3.74 million tonnes, at an average grade of 6.7 grams of gold per tonne were extracted between 1988 and 1997 to produce 688,000 recovered ounces.

Following the acquisition of the Project, Aurizon carried out a surface exploration diamond drill program with the objective of increasing the gold resources.  This program was followed by underground drilling to increase the confidence level of known resources.

Surface and underground infrastructure

Existing facilities on site include a 2,200 tonnes per day processing plant, a building complex including warehouse, maintenance, mine dry, a 120KV electrical power line, and ramp access.  Mobile equipment remaining from the previous operation is available for the proposed mining operation.

Aurizon has already completed construction of the following surface and underground infrastructures:

  Surface foundations for headframe, backlegs, hoist buildings and silos

  42 metre concrete shaft collar

  Ramp development in Zone 113 to the 570 metre level

  Access drift to the shaft and stations on the 280 metre and 550 metre levels

  Shaft pilot raise from the 550 metre level to shaft collar

  Ventilation raise from the 550 metre to the 280 metre level (in progress)

  Ramp rehabilitation from surface down to the 460 metre level

Mineral reserves and resources

The Casa Berardi deposit is a vein type deposit located close to the contact between sedimentary basin sequence and the volcanic basement. The deposit extends for a 5 kilometre strike along the Casa Berardi Fault system.

Mineral reserves and resource estimations have been classified in accordance with NI-43-101.  Met-Chem constructed block models for zones 113 and Lower Inter and has estimated the mineral resources and reserves. Polygonal estimation was done for the other mineralized zones and was audited by Met-Chem.

The selected mining method consists of Sequential Transversal and Longitudinal Long Hole when the vein is larger than 10 metres and Longitudinal Long Hole Retreat when the vein is less than 10 metres.  The stoping sequence includes cemented rockfill of the primary stoping sequence, and unconsolidated rockfill for the longitudinal retreat and secondary stoping sequence.

Stope dilution has been calculated on the basis of the stability of the stope openings, ore deposit geometry and mining method.  With the Sequential Longitudinal and Transversal mining method, dilution will come mainly from internal waste

Aurizon Mines Ltd.	Page 4 of 12	Feasibility Study

AURIZON RECEIVES POSITIVE FEASIBILITY STUDY AND
NEW RESOURCE ESTIMATE FOR CASA BERARDI
News Release – January 31, 2005

below 4.0 grams per tonne of gold cutoff.  With the Longitudinal Retreat mining method, dilution will mainly come from waste outside of the stope outlines.

CASA BERARDI MINERAL ESTIMATE

	Tonnes	Grade grams/ tonne	Gold Ounces	Min Cutoff grams/ tonne	High Assay Cut grams/ tonne	Specific Gravity T/m3	Dilution Factor
PROBABLE MINERAL RESERVES
Zone 113 above 700 metre level	1,974,749	6.78	430,476	4.0	47.0	2.70	*25%
Lower Inter Zone	1,534,224	6.05	298,436	4.0	40.0	2.77	19%
Northwest Zone	213,777	5.64	38,766	3.0	23.0	2.77	20%
Southwest Zone	339,636	4.56	49,795	3.0	18.5	2.77	20%
Zone 111	292,691	5.36	50,441	3.0	27.1	2.77	20%
West Mine - Probable Mineral Reserves	4,355,077	6.20	867,914
East Mine - Probable Mineral Reserves	593,958	4.22	80,588	4.0	-	2.70	15%
Total Probable Mineral Reserves	4,949,035	5.96	948,502
INDICATED MINERAL RESOURCES
Zone 113 below 700 metre level	838,000	13.68	368,584	4.0	115.0
Inter Zone	123,878	4.43	17,644	3.0	18.7
Principal Zones below crown pillar	315,666	7.01	71,144	3.0	12.6 to 56.1
Principal Zones in crown pillar	339,139	5.51	60,077	3.0	12.6 to 56.1
Total Indicated Mineral resources	1,616,683	9.95	517,449
INFERRED MINERAL RESOURCES
Zone 113 below 700 metre level	2,450	16.80	1,323	4.0	115.0
Lower Inter Zone	39,906	6.34	8,134	4.0	40.0
Zone 104	115,135	6.62	24,505	3.0	31.0
Zone 109	124,739	9.11	36,535	3.0	44.4
Zones 117-123	1,703,500	6.10	334,090	3.0	No capping
Principal Zones below crown pillar	1,315,964	6.50	274,996	3.0	12.6 to 56.1
Principal Zones in crown pillar	1,646,536	6.43	340,479	3.0	12.6 to 56.1
West Mine Total	4,948,230	6.40	1,020,062
East Mine Total	661,042	7.25	154,063	3.0	31.0
Total Inferred Mineral Resources	5,609,272	6.50	1,174,125

*

External dilution at 1 gram/tonne gold

Notes:  All of the above mineral reserve and resource estimates have been audited and/or prepared by Met-Chem, except for the East Mine mineral reserves, which were prepared by Geostat.

Mineral resources which are not mineral reserves do not have demonstrated economic viability
Aurizon Mines Ltd.	Page 5 of 12	Feasibility Study

AURIZON RECEIVES POSITIVE FEASIBILITY STUDY AND
NEW RESOURCE ESTIMATE FOR CASA BERARDI
News Release – January 31, 2005

Proposed surface and underground infrastructure

The proposed mine infrastructure incorporates a 5.5 metre diameter concrete vertical circular shaft down to 810 metres, related surface and underground infrastructure including a headframe, hoist room, revised electrical distribution, ore and waste passes, ventilation raises, ramps and lateral development.  All infrastructure has been designed to ensure a long mine life beyond that established in the Feasibility Study.

Underground Mine Operation

Permanent Infrastructure	North of the Casa Berardi fault (massive volcanics)
Mining operation	South of the Casa Berardi fault (sediments)
Mining method	Stopes >10 metres wide - Sequential Transversal and Longitudinal long hole Stopes <10 metres wide - Transversal long hole retreat
Back fill	Primary stoping sequence - cemented rockfill Secondary stoping sequence - unconsolidated rockfill Longitudinal retreat - unconsolidated rockfill
Production rate	1,800 tonnes/day (first 6 months) 2,400 tonnes/day (life of mine)
Standard stope dimension	20 metres high X 15 metres wide X 10 metres long
Active stopes required	8 active stopes of 9,000 tonnes per month
Hoisting	5.5 metres circular concrete shaft (810 metres) Hoisting capacity of 300 tonnes per hour

The underground operation will be designed to sustain a daily production rate of 2,400 tonnes, 7 days a week, 345 days a year. Initial production is expected to be established from higher grade portions of Zone 113, development in low grade material, and a development stock pile.

Mining and development sequence flexibility will be achieved by using both longitudinal and transversal mining methods, multiple ore zones, shaft and ramp access.

To mitigate previous operational ground problems, permanent infrastructure, such as the shaft, ramp, ore/waste pass systems, ventilation raises and haulage drifts will be located north of the Casa Berardi fault within the massive volcanic rocks.  The mining operation will be located on the south side of the fault and will not interfere with permanent infrastructure.  To ensure long term ground stability, drift and stopes located within 10 metres of major faults will be cable bolted and shotcreted.

Based on the results of rock mechanics studies, the stope size will be limited to a 10 metre length by a maximum depth of 15 metres, with a level interval of 20 metres.  It is anticipated that previous mill feed problems will be addressed by shaft hoisting and a sufficient stope inventory.  Eight active stopes, each averaging 9,000 tonnes, will be required to sustain a planned production rate of 2,400 tonnes per day.

Ventilation requirements will be achieved by downcasting fresh air from the existing ventilation raise and the main ramp access. Exhaust air will be discharged through the new shaft and the 280 metre level track drift.  The mine dewatering system will pump dirty water from the 720 metre level to the settling pond.

The ore will be hoisted to surface through the new shaft, loaded into trucks from a storage bin and transported 5 kilometres to the processing plant.
Aurizon Mines Ltd.	Page 6 of 12	Feasibility Study

AURIZON RECEIVES POSITIVE FEASIBILITY STUDY AND
NEW RESOURCE ESTIMATE FOR CASA BERARDI
News Release – January 31, 2005

Ore processing

Milling:	Intensive cyanidation leaching, gravity circuit followed by conventional Carbon-in-leach circuit
Average recovery (life of mine):	93.0%
Tailings:	1.4 million tonnes (residual capacity), additional cell in year 2
Mill Operating days:	345 days (94.5% of mill availability)

Processing of the ore will be performed at the existing facilities, which contain a standard cyanidation carbon-in-leach circuit.  Metallurgical testwork, performed by SGS Lakefield Research, indicates that the addition of an intensive cyanide gravity circuit is expected to allow an overall gold recovery of 93.0%.  With minor modifications, the existing mill is expected to operate at 2,400 tonnes per day, for an annual production of 828,000 tonnes over 345 operating days.

Existing tailings pond capacity is estimated at 1.45 million cubic metres. Incremental storage capacity will be provided by a new cell.

In addition to the environmental permits transferred from the previous owners, a series of approvals were obtained by Aurizon.  All permits are in force.  Modifications to the permits will be required to reflect the proposed mining plan, milling rate and tailings management.

Project master schedule

The Project master schedule estimates that the shaft, surface and underground facilities, required underground development, underground infrastructure,  mill improvements and rehabilitation, and mine site infrastructure should be completed within an 18 month period.  The Project master schedule includes permitting, remaining detailed engineering, current productivity rates, labour force availability, lead time for purchasing consumables and project commissioning.

Capital costs

Direct cost estimates for the shaft development, related surface infrastructure and steel are derived from recent tenders based on detailed engineering studies.  Quotes have been received for the other major mine and process equipment. Unit costs for the underground development are based on actual productivity and contract costs that are currently in force.

It is anticipated that all underground preproduction development will be performed by mining contractors utilizing their own mobile equipment. After the preproduction stage, mining operations will be performed by Aurizon using a combination of existing and leased equipment and, therefore, no capital investment has been planned for major mining equipment.

A 10% contingency has been provided on direct costs.
Aurizon Mines Ltd.	Page 7 of 12	Feasibility Study

AURIZON RECEIVES POSITIVE FEASIBILITY STUDY AND
NEW RESOURCE ESTIMATE FOR CASA BERARDI
News Release – January 31, 2005

CAPITAL COSTS

$
(000’s)
Surface infrastructure
Ore processing mill	6,451
Headframe and hoist room	5,271
Mine site infrastructure	4,014
Cement Plant	925
Tailing disposal	350
Underground infrastructure
Mine development	19,655
Shaft	18,000
Underground services	11,670
Total Direct Costs	$66,336
Contingency on direct cost	6,766
Indirect costs
Owner costs	7,931
Detailed engineering, procurement	2,090
Mill (start up, training, commissioning, spares)	823
Permits	197
Total Pre-Production Capital Costs	$84,143

Operating costs

The average total cash cost is estimated in the Feasibility Study at US$233 per ounce, using an exchange rate of 1.25, for the 5.5 year period covered.

OPERATING COSTS

($/Tonne)
Mining	$30.59
Milling	13.30
Administration	10.00
Restoration	0.42
Total Operating Costs	$54.31

Economic model

The economic model for the Feasibility Study is based only on mineral reserves above the 700 metre level in the West Mine area only.  This represents a start-up base case scenario to quickly advance the project to the production stage.  The Feasibility Study has not reviewed the impact of the high grade indicated mineral resources located in the dip extension of Zone 113.

FEASIBILITY STUDY SUMMARY

Assumptions: US$ gold price of US$400/oz and an exchange rate of 1.25
Tonnes milled	4,355,000	Initial capital	$84M
Average gold grade (g/t)	6.2	Sustaining capital	$34M
Average mill recovery	93.0%	NPV (before taxes) @ 0%	$50M
Total Gold Produced (ozs.)	806,400	NPV (before taxes) @ 5%	$28M
Average annual ozs.	150,000	IRR	17%
Average total cash cost/oz	US$233

Note:    Aurizon has approximately $70 million of accumulated exploration, development and capital costs, together with loss carry-forwards available, for deduction against taxable income.
Aurizon Mines Ltd.	Page 8 of 12	Feasibility Study

AURIZON RECEIVES POSITIVE FEASIBILITY STUDY AND
NEW RESOURCE ESTIMATE FOR CASA BERARDI
News Release – January 31, 2005

The economics of the project are mainly sensitive to fluctuations in the price of gold and exchange rate.

SENSITIVITY ANALYSIS

	Change	Variation	Internal Rate of Return
	+ 10%	US$440	28%
Gold price - base case	-	US$400	17%
	- 10%	US$360	5%
	+ 10%	1.375	28%
Exchange rate - base case	-	1.25	17%
	- 10%	1.125	5%
	+ 15%	US$268	7%
Cash operating costs/ounce - base case	-	US$233	17%
	- 15%	US$198	26%
	+15%	C$96.7m	13%
Pre-production capital costs - base case	-	C$84.1 m	17%
	-15%	C$71.5m	23%

RISK ASSESSMENT – Past vs Present

Underground

  Previous ground condition risks will be reduced by using cemented rockfill sequencing, locating permanent infrastructure in volcanic rocks, and by using systematic rock mechanics engineering.

  Prior mill feed problems will be addressed by using the shaft hoisting method and appropriate stope preparation.

  Production rates are expected to be achieved by using appropriate development and stoping sequences, and appropriate mining methods.

  Ventilation requirements will be achieved by downcasting fresh air from the existing ventilation raise and the main ramp access. Exhaust air will be discharged through the new shaft and the 280 metre level track drift.

Previous crown pillar collapse

Aurizon has addressed this issue by using strict ground condition controls with respect to rock mechanics standards, appropriate backfill sequencing, prevention of water infiltration along the Casa Berardi Fault system, and ensuring all involved staff is dedicated to the highest standards of rock mechanics control.

Previous high operating costs

Aurizon has addressed this issue by implementing appropriate mine planning and development sequencing; appropriate backfill sequencing; having appropriate working standards and procedures in force and by hiring experienced technical staff, most of whom have over 20 years of mining experience, dedicated to mine planning control.

Previous poor mill recoveries

Aurizon has addressed this issue by ensuring that there will be constant mill feed from the underground operation, by the addition of an intensive cyanide gravity circuit prior to the existing CIL circuit and ensuring that key staff are dedicated to mill control.
Aurizon Mines Ltd.	Page 9 of 12	Feasibility Study

AURIZON RECEIVES POSITIVE FEASIBILITY STUDY AND
NEW RESOURCE ESTIMATE FOR CASA BERARDI
News Release – January 31, 2005

INTERNAL SCOPING STUDY

Aurizon has completed a Scoping Study which outlines a mining plan that incorporates both the initial start up plan presented by the Feasibility Study together with a preliminary mining plan for the higher grade indicated mineral resources of Zone 113 below 700 metres. The Scoping Study includes results from the lower level of  Zone 113 which were not available at the time of Feasibility Study cut off.

For the purpose of the Scoping Study, 80% of the indicated mineral resources have been included in the mining plan based on the resource to reserve conversion ratio experienced on the upper level of Zone 113.

The pre-production time has been maintained at 18 months as it is anticipated that the shaft could be deepened  200 metres, six months after the completion of the initial sinking.  The Scoping Study utilizes all existing, planned and required infrastructure.

The capital cost to access and develop the deeper high grade mineral resource is estimated at C$34.9 million (US$27.9 million), incurred over a 24 month period which could be funded by operating cash flow.

It is anticipated that production from the high grade mineral resources will be blended with the upper level mineral reserves over a 4 year period, commencing in year two of the production cycle, in order to maintain a constant feed and consistent grade to the mill, adding one year to the mine life. It is anticipated that the operating grade will increase to 7.0 g/t Au over the expanded mine life.

The Scoping Study considered the impact on the mining method, operating cost and mill recovery used in the Feasibility Study.

The Scoping Study, when integrated with the Feasibility Study, indicates that average annual gold production could increase to 170,000 ounces per year, at a reduced total cash cost of US$206 per ounce, and that the Project’s internal rate of return would increase to 22%.

The Scoping Study was completed by Ghislain Fournier, P. Eng., Aurizon’s Superintendent, Corporate Development, an appropriately Qualified Person as defined by NI 43-101, in conjunction with other members of Aurizon’s technical staff, and received on January 28, 2005.

INTEGRATED FEASIBILITY AND SCOPING STUDY SUMMARY

Assumptions: US$ gold price of US$400/oz and an exchange rate of 1.25
Tonnes milled	5,159,077	Initial capital	$84M
Average gold grade (g/t)	7.0	Sustaining capital	$69M
Average mill recovery	93.05%	NPV (before taxes) @ 0%	$107M
Total Gold Produced (ozs.)	1,080,000	NPV (before taxes) @ 5%	$70M
Average annual ozs.	170,000	IRR	22%
Average total cash cost/oz	US$206

Aurizon Mines Ltd.	Page 10 of 12	News Release - January 31, 2005

AURIZON RECEIVES POSITIVE FEASIBILITY STUDY AND
NEW RESOURCE ESTIMATE FOR CASA BERARDI
News Release – January 31, 2005

Outlook

Aurizon’s planned growth strategy anticipates that the Company’s gold production will increase from 28,000 ounces in 2005 to an anticipated 190,000 ounces in 2008.  The cash cost per ounce should decrease as the higher grade ounces are developed and mined.

Aurizon intends to advance the development of the Casa Berardi West Mine as quickly as possible.

  discussions with financial institutions and government agencies are currently underway.

  a pre-feasibility study will be completed in order to incorporate the high grade indicated resources located below 700 metres into the detailed mine plan.

  Aurizon envisages spending C$7.7 million in exploration and definition drilling activities in 2005 in order to increase and upgrade the quality of the resources. Two underground rigs are currently active in the West Mine area.  Underground exploration drilling will test the dip extension of the Zone 113 down to 1,100 metres below surface. Underground definition drilling will be initiated up to 500 metres east of the Zone 113 in order to upgrade the quality of the known inferred mineral resources and increase the mine life.  Surface exploration drilling will continue in the East mine area and west of the West mine.

Additional Information

The Feasibility Study will be posted on the Company web site and on SEDAR within a 30 day period following this news release.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian-based gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns one hundred percent (100%) of the Casa Berardi property, which is accessible by road, has all necessary mining permits in place and is on the Hydro Quebec power grid.  Aurizon also owns 50% of the Sleeping Giant Mine.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking
Aurizon Mines Ltd.	Page 11 of 12	News Release - January 31, 2005

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NEW RESOURCE ESTIMATE FOR CASA BERARDI
News Release – January 31, 2005

statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.

Cautionary Note to US Investors

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as "mineral resources" and “inferred resources" that the SEC guidelines strictly prohibit us from including in our Form 20-F, File No. 0-22672 available from us at Suite 900, 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8. You can also obtain this form from the SEC by calling in 1-800-SEC-0330 or visit Aurizon's page on SEDAR, where all of the Company's public documents are filed, including the Form 20-F (reference Annual Information Form).

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources - This news release uses the term "indicated” resources. We advise U.S. Investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources - This news release uses the term "inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Aurizon Mines Ltd.	Page 12 of 12	News Release - January 31, 2005